SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MicroVision, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

594960304

(CUSIP Number)

February 21, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594960304

1	NAME OF REPORTING PERSON Ben Lawrence Farhi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,711,443 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,711,443 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,711,443 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

MicroVision, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6244 185th Avenue NE, Redmond, Washington 98052

Item 2(a).	Name of Person Filing:

Ben Lawrence Farhi (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

484 Richmond St. Suite 200, London, N6A 3E6

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 per share par value

Item 2(e).	CUSIP Number:

594960304

Item 3.	Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount Beneficially Owned:

2,711,443 shares of Common Stock*

*  The Reporting Person acquired beneficial ownership 3,011,443 Common Shares of the Issuer’s Common Stock pursuant to a gift transaction on or about January 2, 2013. The Reporting Person sold 300,000 Common Shares on February 21, 2014 at $3.25 per share.

(b) Percent of Class:

8.4%**

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

2,711,443 shares

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of

2,711,443 shares

(iv) Shared power to dispose or to direct the disposition of

0

** The Reporting Person has been advised by the Issuer that, as of December 17, 2013, the Issuer had 32,008,937 shares outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2014

/S/ Ben Lawrence Farhi
Ben Lawrence Farhi

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